Exhibit 99.1

_____________________________

Financial Statements

LPBP Inc.

October 31, 2014

INDEPENDENT AUDITORS' REPORT

To the Shareholders of
LPBP Inc.

We have audited the accompanying financial statements of LPBP Inc., which comprise the statements of financial position as at October 31, 2014, October 31, 2013, and November 1, 2012, and the statements of income (loss) and comprehensive income (loss), statements of changes in equity, and cash flows for the years ended October 31, 2014 2013, and 2012, and a summary of significant accounting policies and other explanatory information.

Management's responsibility for the financial statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained in our audit is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of LPBP Inc. as at October 31, 2014, October 31, 2013, and November 1, 2012, and its financial performance and cash flows for the years ended October 31, 2014, 2013 and 2012 in accordance with International Financial Reporting Standards.

Emphasis of matters

Without modifying our opinion, we draw your attention to note 2 to the financial statements concerning the Company’s ability to continue as a going concern. The conditions as explained in note 2 to the financial statements indicate the existence of a material uncertainty which may cast significant doubt about the Company’s ability to continue as a going concern. The financial statements do not include the adjustments that would result if the Company was unable to continue as a going concern.

Without modifying our opinion, we draw attention to Note 4 to the financial statements, which explain that the financial statements for the year ended October 31, 2013 have been restated from those on which we originally reported on January 29, 2014.

Ottawa, Canada, January 26, 2015.	Chartered Professional Accountants Licensed Public Accountants

STATEMENTS OF FINANCIAL POSITION

As at	October 31	October 31	November 1
[Thousands of Canadian dollars]	2014	2013	2012
		(Restated	(Restated
		– Note 4)	– Note 4)
ASSETS
Cash	$100	$143	211
Other receivables (Note 4)	-	-	29
TOTAL ASSETS	$100	$143	240

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)
CURRENT LIABILITIES
Accounts payable and accrued liabilities	$29	$19	23
Government remittances payable (Note 4)	20	8	-
Income taxes payable (Notes 4 and 6)	-	201	191
Related party loan payable (Note 8)	252	-	-
TOTAL CURRENT LIABILITIES	301	228	214

SHAREHOLDERS' EQUITY (DEFICIENCY)
Common shares - Class A	$-	$-	-
Common shares - Class B (Note 5)	273	273	273
Deficit	(474)	(358)	(247)
TOTAL EQUITY (DEFICIENCY)	(201)	(85)	26

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)	$100	$143	240

The accompanying notes form an integral part of these financial statements.

On behalf of the Board of  Directors:

LPBP INC. ANNUAL REPORT OCTOBER 31, 2014

STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

Years ended October 31
[Thousands of Canadian dollars, except per share amounts]	2014	2013	2012
		(Restated	(Restated
		– Note 4)	– Note 4)

General and administration expenses	$(108)	$(102)	$(112)
Loss before income taxes	$(108)	$(102)	$(112)
Income tax – current (Note 6)	(8)	(9)	153
Net income (loss) and comprehensive income (loss)	$(116)	$(111)	$41

Earnings per share, basic and diluted (Note 7)	$-	$-	$-

The accompanying notes form an integral part of these financial statements.

STATEMENTS OF CHANGES IN EQUITY (DEFICIENCY)

Years ended October 31	2014	2013	2012
[Thousands of Canadian dollars]
		(Restated	(Restated
		– Note 4)	– Note 4)

Deficit beginning of year	$(358)	$(247)	$(288)
Net income (loss) and comprehensive income (loss)	(116)	(111)	41
Deficit end of year	$(474)	$(358)	$(247)

The accompanying notes form an integral part of these financial statements.

LPBP INC. ANNUAL REPORT OCTOBER 31, 2014

STATEMENTS OF CASH FLOWS

Years ended October 31
[Thousands of Canadian dollars]	2014	2013	2012
		(Restated	(Restated
		– Note 4)	– Note 4)
Operating activities
Net income (loss) for the year	$(116)	$(111)	$41
Changes in non-cash working capital balances relating to operations:
Accounts payable and accrued liabilities	10	(4)	3
Government remittances payable	12	8	-
Income taxes payable	(201)	39	(78)
Cash used in operating activities	(295)	(68)	(34)

Financing activities
Related party loan received (Note 8)	252	-	-
Cash provided by financing activities	252	-	-

Net decrease in cash during the period	(43)	(68)	(34)
Cash position, beginning of period	143	211	245
Cash position, end of period	$100	$143	$211

The accompanying notes form an integral part of these financial statements.

LPBP INC. ANNUAL REPORT OCTOBER 31, 2014

NOTES TO FINANCIAL STATEMENTS
[All amounts in thousands of Canadian dollars, except where noted]

1.	Nature of Operations

LPBP Inc. [“LPBP” or the “Company”] was incorporated under the Business Corporations Act of the Province of Ontario on May 1, 2004. The Company has no ongoing operations.

These financial statements have been prepared by the Company in thousands of Canadian dollars, unless otherwise noted.

2.	Going Concern

During the year, the Company obtained a related party loan payable to extinguish a tax reassessment for which the Company did not have sufficient financial assets available. As at October 31, 2014, the Company does not have sufficient cash on hand to service this loan should it come due. The Company’s ability to continue as a going concern is dependent on the continued financing provided by the related party. The financial statements do not reflect any adjustments that might be necessary should the Company be unable to continue as a going concern. If the going concern basis was not appropriate for these financial statements, adjustments to the carrying value of assets and liabilities, reported expenses, and balance sheet classification would be necessary. These adjustments could be material.

3.	Summary of Significant Accounting Policies

Basis of accounting

These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and using the accounting policies described herein. The accounting policies set out below have been applied consistently to all periods presented in these financial statements.

Financial instruments

The Company has classified its cash as held-for-trading. Accounts payable and accrued liabilities and the related party loan have been classified as other financial liabilities, which are measured at amortized cost. The Company is not exposed to any significant risks arising from financial instruments.

Taxation

The Company follows the liability method of income tax allocation. Under this method, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities and are measured using substantively enacted tax rates and

LPBP INC. ANNUAL REPORT OCTOBER 31, 2014

NOTES TO FINANCIAL STATEMENTS
[All amounts in thousands of Canadian dollars, except where noted]

laws that are expected to be in effect when the differences are expected to reverse. Interest and penalties are recorded on the income tax line of the statement of income.

Use of accounting estimates

The financial statements are prepared in conformity with IFRS. In certain cases, the Company’s management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods presented. Actual results could differ from estimates made by management.

4.	Correction of errors

Income taxes

As described in note 6, during fiscal 2014, the Company was reassessed for income taxes relating to the 2009 tax year. The Company has corrected the error by retrospectively restating the prior period financial statements. The impact of the restatement on the comparative financial statements is as follows: (i) an increase of $9K and $8K in Current Income Tax expenses for 2013 and 2012, respectively; (ii) a decrease of $1K and $1K in Other Receivables as at October 31, 2013 and November 1, 2012, respectively; (iii) an increase of $201K and $191K in Income Taxes payable as at October 31, 2013, and November 1, 2012, respectively; (iv) a corresponding change in the Deficit as at October 31, 2013, and November 1, 2012.

Government remittances

During fiscal 2014 Management noted that ITC’s relating to fiscal 2013 and 2012 were incorrectly claimed and received. The Company has corrected the error by retrospectively restating the prior period financial statements. The impact of the restatement on the comparative financial statements is as follows: (i) an increase of $11K and $8K in General and Administration expenses for 2013 and 2012, respectively; (ii) a decrease of $11K and $8K in Other Receivables as at October 31, 2013, and November 1, 2012, respectively; (iii) an increase of $8K and nil in Government Remittances Payables as at October 31, 2013, and November 1, 2012, respectively; (iv) a corresponding change in the Deficit as at October 31, 2013, and November 1, 2012.

LPBP INC. ANNUAL REPORT OCTOBER 31, 2014

NOTES TO FINANCIAL STATEMENTS
[All amounts in thousands of Canadian dollars, except where noted]

5.	Share Capital

Authorized

Unlimited number of Class A Shares, without par value; one vote per share, with limited issuance subsequent to May 2004.

Unlimited number of Class B Non-voting Shares

Summary of Issued Share Capital:

(Number of shares in thousands)	Common Shares
	Number	October 31	October 31	November 1
		2014	2013	2012
Shares issued – Class A	94,468	-	-	-
Shares issued – Class B	11,134,649	273	273	273
Closing balance	11,229,117	273	273	273

The Company did not repurchase or cancel any issued shares for the years ended October 31, 2014 and October 31, 2013.

6.	Income Taxes

Provision

The Company’s effective tax rate has the following components:

Years ended October 31	2014	2013	2012
	%	%	%
Combined Canadian federal and provincial tax rate	26.5	26.5	26.8
Increase (decrease) in tax rate as a result of:
Rate differential on loss carry-back	-	-	5.9

Adjustments to provisions taken in prior periods	(7.8)	(9.0)	122.1
Benefit of tax asset not recognized	(26.5)	(26.5)	(17.8)
Effective income tax rate	(7.8)	(9.0)	137.0

In fiscal 2014, the Company was reassessed for the 2009 tax year and was required to pay $208K to the tax authority related to the 2009 to 2013 taxation years. This reassessment was retrospectively restated in the related comparative periods as described in note 4.

Income tax expense recognized in the fiscal 2014 and 2013 relates to interest and penalties on the aforementioned reassessment and amounted to $8K and $9K, respectively. Income tax recovery recognized in 2012 is comprised of a $160K income tax recovery which related primarily to the settlement of an uncertain tax position net of interest and penalties of $7K.

LPBP INC. ANNUAL REPORT OCTOBER 31, 2014

NOTES TO FINANCIAL STATEMENTS
[All amounts in thousands of Canadian dollars, except where noted]

7.	Earnings per Share

The weighted average number of shares for the fiscal years 2014, 2013 and 2012 is 11,229,117,000. The basic and diluted earnings per share for each of the years ended October 31, 2014, 2013 and 2012 were negligible.

8.	Related Party Transactions

On August 6, 2014, Nordion Inc. was amalgamated with and into Nordion (Canada) Inc. (collectively referred herein as Nordion). Nordion is a related party of the Company and the transactions with Nordion and its affiliates are in the normal course of business and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. Periodically, Nordion will pay expenses on behalf of the Company and be reimbursed at a later date.

During the third quarter of 2014, the Company received $250K of related party loan from Nordion in order to pay its tax re-assessment received from its tax authorities. The loan is interest bearing at 4% per annum effective from July 31, 2014 and is due on demand. The interest due at each reporting period is added to the principal amount. Interest charges for the period ended October 31, 2014 amounted to $2K (2013 - $nil, 2012 - $nil).

Other than this loan, as at October 31, 2014, no amounts were owed to Nordion (October 31, 2013 - $nil, November 1, 2012 - $nil).

LPBP INC. ANNUAL REPORT OCTOBER 31, 2014